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CERTIFICATE ENDORSEMENT                                    [MINNESOTA LIFE LOGO]

MINNESOTA LIFE INSURANCE COMPANY - A Securian Company
400 Robert Street North - St. Paul, Minnesota 55101-2098

To be attached to and made a part of your variable group universal life certificate issued by MINNESOTA LIFE INSURANCE COMPANY. This amendment is effective as of [the effective date of your certificate.] Your certificate is amended as follows:

[This endorsement applies to you if your certificate effective date is January 1, 2009 or later.]

1. The [Tables A] at the end of your certificate are replaced with the attached [Tables A.]

2. Item (2) of the section of the certificate entitled "What charges are assessed against the net cash value of this certificate?" is replaced with the following:

          (2) The cost of insurance charge is for providing the death benefit under this certificate. The charge is calculated by multiplying the net amount at risk under this certificate by a rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of 200 percent of the 2001 Commissioners Standard Ordinary Mortality Table. The net amount at risk for this certificate is the difference between the death benefit and the account value. This charge will be assessed on the certificate date and on each succeeding certificate monthly anniversary.


/s/ Dennis E. Prohofsky                 /s/ Robert L Senkler
-------------------------------------   ----------------------------------------
Secretary                               President


                                Minnesota Life 1